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www.gabelli.com



GAMCO Investors, Inc.

September 12, 2012

Mr. Colin V. Reed
Chairman and Chief Executive Officer
Gaylord Entertainment
One Gaylord Drive
Nashville, TN 37214

Dear Colin:

We have been giving a great deal of thought to how we would vote on the pending conversion of GET to an REIT on behalf of our clients.

We are voting all of our shares against this transaction. We do not plan to comment further.

We plan to have our clients remain large holders of the company on an ongoing basis.

On another and important note, we encourage your Board to spin off the assets "related" to the Grand Ole Opry - including the Opry House, the Ryman Auditorium, WSM-AM, Opry World, the Wildhorse Saloon - etc.

As a public company, with dedicated and focused management, Opry should better flourish and be an "enormous" success for shareholders.

Sincerely,

Mario J. Gabelli

MJG:bd